Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: October 4th, 2005
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

— SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of September 29th, 2005

•	Press Release of October 4th, 2005

     — SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: October 4th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Press release	ALTANA AG

P.O.Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
ALTANA Chemie closed the acquisition of the ECKART group
Bad Homburg, October 4, 2005 — ALTANA AG (NYSE: AAA; FSE: ALT) announced today that the ALTANA Chemie AG completed the acquisition of the ECKART group as of October 1, 2005. The acquisition had been announced in August 2005. The responsible antitrust authorities have approved the acquisition.
Within the framework of the transaction, ALTANA Chemie acquired the entire business of the global leading manufacturer of metallic effect pigments for applications in paints and printing inks, plastics and cosmetics as well as technical applications for a gross purchase price of €630 million (“cash and debt free” basis). ALTANA Chemie retains all of ECKART’s sites and employees. ECKART’s name and corporate identity will be maintained; the company will become ALTANA Chemie’s fourth division, “Effect Pigments”. This new division will be managed by Dr. Christoph Schlünken, the new head of the Management Board of the ECKART group.
ECKART, an international specialty chemicals group, is the global leading manufacturer of metallic effect pigments and metallic printing inks. In 2004, the group achieved a sales volume of €302 million and operating earnings (EBITDA) of €65 million. ECKART employs about 1,850 people worldwide.
The purchase of ECKART represents the largest acquisition in the ALTANA Group’s history to date. The new ALTANA Chemie is expected to achieve a pro forma sales volume of about €1.2 billion. There will be eight new production sites and the number of ALTANA Chemie’s employees will rise to significantly over 4,000.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
ALTANA Chemie acquires Kelstar International
Strategic Expansion of ALTANA Coatings & Sealants in the Area of Packaging Coatings in the U.S.
Bad Homburg/Wesel, September 29, 2005 — ALTANA Chemie AG, the Specialty Chemicals division of ALTANA AG (NYSE: AAA, FSE: ALT), has signed an agreement to acquire Kelstar International, a leading U.S. producer in overprint varnishes for the paper and board packaging sector, on September 29, 2005. The completion of the transaction is planned to take place in the fourth quarter of 2005. With this move, ALTANA Chemie will strengthen its market presence in the U.S. after the strategic reorientation of ALTANA Coatings & Sealants towards packaging solutions.
Kelstar, headquartered in Cinnaminson near Philadelphia operates a production facility with around 100 employees. Sales turnover in 2004 was US$48.5m. ALTANA Chemie will take over the fast-growing company, including all employees and the production equipment. Details of the sales price have not been disclosed.
“As announced previously, the acquisition of Kelstar is an important step in the direction of fast-growing packaging coatings, now that ALTANA Coatings & Sealants has withdrawn from the industrial coatings segment,” Dr. Guido Forstbach, Business Unit Manager and Managing Director of ALTANA Coatings & Sealants GmbH comments. “Kelstar allows us to enter the U.S. market with a leading specialty coatings producer in the paper and board packaging sector. The business is strongly innovation and service oriented. We are therefore following the strategy of only being active in areas that require high innovation rates and a considerable demand for technical support.”
“With this acquisition we are strengthening the ALTANA Coatings & Sealants business unit and thereby further consolidating our globally strong market position,” Dr. Matthias L. Wolfgruber, Member of the Management Board of ALTANA AG and President & CEO of ALTANA Chemie AG, explains. “The acquisition of Kelstar improves our geographical presence, particularly in the important U.S. market.”

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s expectation that the acquisition of Kelstar International will be completed in the fourth quarter of 2005. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190